Pricing supplement no. 1280
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011,
product supplement no. 29-I dated August 31, 2012 and
underlying supplement no. 1-I dated November 14, 2011

Registration Statement No. 333-177923
Dated April 16, 2013
Rule 424(b)(2)

JPMorgan Chase & Co.

Structured Investments	$7,084,000 **Contingent Coupon Callable Yield Notes Linked to the Least Performing of the S&P 500® Index, the Russell 2000® Index and the iShares® MSCI EAFE Index Fund due April 22, 2016**

General

- The Notes are designed for investors who seek a Contingent Interest Payment with respect to each Observation Date for which the closing level of each of the S&P 500® Index, the Russell 2000® Index and the iShares® MSCI EAFE Index Fund is greater than or equal to 60% of its Initial Level, which we refer to as a Coupon Barrier Level. Investors in the Notes should be willing to accept the risk of losing some or all of their principal if a Knock-In Event (as defined below) has occurred and the risk that no Contingent Interest Payment may be made with respect to some or all Observation Dates.
- Investors should be willing to forgo fixed interest and dividend payments, in exchange for the opportunity to receive a Contingent Interest Payment with respect to each Observation Date for which the closing level of each of the S&P 500® Index, the Russell 2000® Index and the iShares® MSCI EAFE Index Fund is greater than or equal to its Coupon Barrier Level. **Any payment on the Notes is subject to the credit risk of JPMorgan Chase & Co.**
- The Notes may be redeemed early, in whole but not in part, at our option on any of the Contingent Interest Payment Dates (other than the final Contingent Interest Payment Date) set forth below. If the Notes are redeemed early, payment on the applicable Contingent Interest Payment Date on which the Notes are redeemed early for each $1,000 principal amount Note will be a cash payment of $1,000 *plus* any accrued and unpaid Contingent Interest Payment, as described below.
- Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing April 22, 2016[†]
- The payment at maturity is ***not*** linked to a basket composed of the Underlyings. The payment at maturity is linked to the performance of each of the Underlyings individually, as described below.
- Minimum denominations of $1,000 and integral multiples thereof
- The terms of the Notes as set forth in "Key Terms" below, to the extent they differ from or conflict with those set forth in the accompanying product supplement no. 29-I, supersede the terms set forth in product supplement no. 29-I. In particular, notwithstanding anything to the contrary in the accompanying product supplement no. 29-I, the Notes will be subject to early redemption at our option as described under "Key Terms — Early Redemption" below and will not be subject to an automatic call.

Key Terms

Underlyings:	The S&P 500® Index (Bloomberg ticker: SPX) and the Russell 2000® Index (Bloomberg ticker: RTY) (each, an "Index" and collectively, the "Indices") and the iShares® MSCI EAFE Index Fund (Bloomberg ticker: EFA) (the "Fund") (each of the Indices and the Fund, an "Underlying" and collectively, the "Underlyings")
Contingent Interest Payments:	If the Notes have not been previously redeemed early and the closing level of each Underlying on any Observation Date is greater than or equal to its Coupon Barrier Level, you will receive on the applicable Contingent Interest Payment Date for each $1,000 principal amount Note a Contingent Interest Payment equal to $20.00 (equivalent to an interest rate of 8.00% per annum, payable at a rate of 2.00% per quarter). *If the closing level of any Underlying on any Observation Date is less than its Coupon Barrier Level, no Contingent Interest Payment will be made with respect to that Observation Date.*
Coupon Barrier Level / Knock-In Level:	With respect to each Underlying, an amount that represents 60.00% of its Initial Underlying Value, which is 933.15 for the S&P 500® Index, 547.50 for the Russell 2000® Index and $35.46 initially for the Fund, subject to adjustments
Contingent Interest Rate:	8.00% per annum, payable at a rate of 2.00% per quarter, if applicable
Early Redemption:	We, at our election, may redeem the Notes early, in whole but not in part, on any of the Contingent Interest Payment Dates (other than the final Contingent Interest Payment Date) at a price for each $1,000 principal amount Note equal to $1,000 *plus* any accrued and unpaid Contingent Interest Payment. If we intend to redeem your Notes early, we will deliver notice to The Depository Trust Company, or DTC, at least five business days before the applicable Contingent Interest Payment Dates on which the Notes are redeemed early.
Payment at Maturity:	If the Notes have not been redeemed early and a Knock-In Event has ***not*** occurred, you will receive a cash payment at maturity, for each $1,000 principal amount Note, equal to (a) $1,000 *plus* (b) the Contingent Interest Payment applicable to the Valuation Date. If the Notes have not been redeemed early and a Knock-In Event ***has*** occurred, at maturity you will lose 1% of the principal amount of your Notes for every 1% that the Final Level of the Least Performing Underlying is less than its Initial Level. Under these circumstances, your payment at maturity per $1,000 principal amount Note will be calculated as follows: $1,000 + ($1,000 × Least Performing Underlying Return) *If the Notes have not been redeemed early and a Knock-In Event has occurred, you will lose more than 40% of your principal amount and could lose all of your principal amount at maturity.*
Knock-In Event:	A Knock-In Event occurs if the Final Level (*i.e.*, the closing level on the Valuation Date) of any Underlying is less than its Knock-In Level.
Pricing Date:	April 19, 2013
Settlement Date:	On or about April 24, 2013
Observation Dates[†]:	July 19, 2013, October 21, 2013, January 21, 2014, April 21, 2014, July 21, 2014, October 20, 2014, January 20, 2015, April 20, 2015, July 20, 2015, October 19, 2015, January 19, 2016 and the Valuation Date
Contingent Interest Payment Dates[†]:	Notwithstanding anything to the contrary in the accompanying product supplement no. 29-I, the Contingent Interest Payment Dates will be July 26, 2013, October 28, 2013, January 28, 2014, April 28, 2014, July 28, 2014, October 27, 2014, January 27, 2015, April 27, 2015, July 27, 2015, October 26, 2015, January 26, 2016 and the Maturity Date
Valuation Date[†]:	April 19, 2016
Maturity Date[†]:	April 22, 2016
CUSIP:	48126DY86
Other Key Terms:	See "Additional Key Terms" in this pricing supplement

[†]   Subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Postponement of a Review Date" and "Description of Notes — Postponement of a Payment Date" in the accompanying product supplement no. 29-I

Investing in the Contingent Coupon Callable Yield Notes involves a number of risks. See "Risk Factors" beginning on page PS-13 of the accompanying product supplement no. 29-I, "Risk Factors" beginning on page US-1 of the accompanying underlying supplement 1-I and "Selected Risk Considerations" beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per Note	$1,000	$21.16	$978.84
Total	$7,084,000	$149,897.44	$6,934,102.56

(1)   The price to the public includes the estimated cost of hedging our obligations under the Notes through one or more of our affiliates.
(2)   J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $21.16 per $1,000 principal amount Note and will use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of $15.00 per $1,000 principal amount Note. This commission includes the projected profits that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the Notes. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-66 of the accompanying product supplement no. 29-I.

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

April 19, 2013

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these Notes are a part, and the more detailed information contained in product supplement no. 29-I dated August 31, 2012 and underlying supplement no. 1-I dated November 14, 2011. **This pricing supplement, together with the documents listed below, contains the terms of the Notes, supplements the term sheet related hereto dated April 16, 2013 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 29-I and "Risk Factors" in the accompanying underlying supplement no. 1-I, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 29-I dated August 31, 2012:
  http://www.sec.gov/Archives/edgar/data/19617/000095010312004448/crt_dp32532-424b2.pdf
- Underlying supplement no. 1-I dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf
- Prospectus supplement dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
- Prospectus dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Additional Key Terms

Underlying Return:	With respect to each Underlying: $$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$
Initial Level:	With respect to each Index, the closing level of that Underlying on the Pricing Date, which was 1,555.25 for the S&P 500® Index and 912.50 for the Russell 2000® Index. With respect to the Fund, the closing level of the Fund on the Pricing Date, which was $59.10, *divided* by the Share Adjustment Factor
Share Adjustment Factor:	With respect to the Fund, set equal to 1.0 on the Pricing Date and subject to adjustment under certain circumstances. See "General Terms of Notes — Additional Fund Provisions — Anti-Dilution Adjustments" in the accompanying product supplement no. 29-I.
Final Level:	With respect to each Underlying, the closing level of that Underlying on the Valuation Date
Least Performing Underlying:	The Underlying with the Least Performing Underlying Return
Least Performing Underlying Return:	The lowest of the Underlying Returns of the Underlyings

Supplemental Terms of the Notes

Notwithstanding anything to the contrary in product supplement no. 29-I, the Notes will be subject to early redemption at our option as described under "Key Terms — Early Redemption" in this pricing supplement and will not be subject to an automatic call.

For purposes of the Notes offered by this pricing supplement, all references to each of the following defined terms used in the accompanying product supplement will be deemed to refer to the corresponding defined term used in this pricing supplement, as set forth in the table below:

Product Supplement Defined Term	Term Sheet Defined Term
Interest Barrier	Coupon Barrier Level
Trigger Level	Knock-In Level
Trigger Event	Knock-In Event
Initial Index Level / Initial Share Price	Initial Level
Ending Index Level / Final Share Price	Final Level
Index closing level / closing price	closing level
Review Date	Observation Date
Final Review Date	Valuation Date
Interest Payment Date	Contingent Interest Payment Date

For the avoidance of doubt, Observation Dates are subject to postponement under "Description of Notes — Postponement of a Review Date" in the accompanying product supplement.

JPMorgan Structured Investments —   PS-1

Contingent Coupon Callable Yield Notes Linked to the Least Performing of the S&P 500® Index, the Russell 2000® Index and the iShares® MSCI EAFE Index Fund

Selected Purchase Considerations

- **QUARTERLY CONTINGENT INTEREST PAYMENTS** — The Notes offer the potential to earn a Contingent Interest Payment in connection with each quarterly Observation Date of $20.00 per $1,000 principal amount Note (equivalent to an interest rate of 8.00% per annum, payable at a rate of 2.00% per quarter). If the Notes have not been redeemed early and the closing level of each Underlying on any Observation Date is greater than or equal to its Coupon Barrier Level, you will receive a Contingent Interest Payment on the applicable Contingent Interest Payment Date. If the closing level of any Underlying on any Observation Date is less than its Coupon Barrier Level, no Contingent Interest Payment will be made with respect to that Observation Date. If payable, a Contingent Interest Payment will be made to the holders of record at the close of business on the business day immediately preceding the applicable Contingent Interest Payment Date. **Because the Notes are our unsecured and unsubordinated obligations, payment of any amount on the Notes is subject to our ability to pay our obligations as they become due.**

- **POTENTIAL EARLY EXIT AS A RESULT OF THE EARLY REDEMPTION FEATURE** — We, at our election, may redeem the Notes early, in whole but not in part, on any of the Contingent Interest Payment Dates (other than the final Contingent Interest Payment Date). If the Notes are redeemed early, you will receive $1,000 *plus* any accrued and unpaid Contingent Interest Payment for each $1,000 principal amount Note on the applicable Contingent Interest Payment Date on which the Notes are redeemed early.

- **THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL IF THE NOTES ARE NOT REDEEMED EARLY** — If the Notes have not been redeemed early, we will pay you your principal back at maturity only if a Knock-In Event has not occurred. **However, if the Notes have not been redeemed early and a Knock-In Event has occurred, you will lose more than 40% of your principal amount and could lose up to the entire principal amount of your Notes.**

- **EXPOSURE TO EACH OF THE UNDERLYINGS** — The return on the Notes is linked to the Least Performing Underlying, which will be any of the S&P 500® Index, the Russell 2000® Index or the iShares® MSCI EAFE Index Fund.

  The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the S&P 500® Index, see the information set forth under "Equity Index Descriptions — The S&P 500® Index" in the accompanying underlying supplement no. 1-I.

  The Russell 2000® Index consists of the middle 2,000 companies included in the Russell 3000E™ Index and, as a result of the index calculation methodology, consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. For additional information about the Russell 2000® Index, see the information set forth under "Equity Index Descriptions — The Russell 2000® Index" in the accompanying underlying supplement no. 1-I.

  The iShares® MSCI EAFE Index Fund is an exchange-traded fund that trades on the NYSE Arca, Inc., which we refer to as NYSE Arca, under the ticker symbol "EFA." The iShares® MSCI EAFE Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in developed European, Australasian and Far Eastern markets, as measured by the MSCI EAFE® Index, which we refer to as the Underlying Index. The MSCI EAFE® Index is a stock index calculated, published and disseminated daily by MSCI Inc. and is intended to provide performance benchmarks for the developed equity markets in Australia and New Zealand and those in Europe and Asia. For additional information about the iShares® MSCI EAFE Index Fund, see the information set forth under "Fund Descriptions — The iShares® MSCI EAFE Index Fund" in the accompanying underlying supplement no. 1-I.

- **TAX TREATMENT** — You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 29-I, although for purposes of this offering, references therein to an automatic call should be read to refer to an early redemption. In determining our reporting responsibilities we intend to treat (i) the Notes for U.S. federal income tax purposes as prepaid forward contracts with associated contingent coupons and (ii) any Contingent Interest Payments as ordinary income, as described in the section entitled "Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Tax Treatment as Prepaid Forward Contracts with Associated Contingent Coupons" in the accompanying product supplement no. 29-I. Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, we believe that this is a reasonable treatment, but that there are other reasonable treatments that the Internal Revenue Service (the "IRS") or a court may adopt, in which case the timing and character of any income or loss on the Notes could be materially affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments and the relevance of factors such as the nature of the underlying property to which the instruments are linked. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the Notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice.

  Non-U.S. Holders – tax considerations

The U.S. federal income tax treatment of Contingent Interest Payments is uncertain, and although we believe it is reasonable to conclude that Contingent Interest Payments are not subject to U.S. withholding tax (at least if a Form W-8 is provided), a withholding agent may nonetheless withhold on these payments (generally at a rate of 30%, subject to the possible reduction or elimination of that rate under an applicable income tax treaty), unless income from your Notes is effectively connected with your conduct of a trade or business in the United States (and, if an applicable treaty so requires, attributable to a permanent establishment in the United States).

Non-U.S. Holders should also note that recently proposed Treasury regulations, if finalized in their current form, could impose a withholding tax at a rate of 30% (subject to reduction under an applicable income tax treaty) on amounts attributable to U.S.-source dividends (including, potentially, adjustments to account for extraordinary dividends) that are paid or "deemed paid" after December 31, 2013 under certain financial instruments, if certain other conditions are met. While significant aspects of the application of these proposed regulations to the Notes are uncertain, if these proposed regulations were finalized in their current form, we (or other withholding agents) might determine that withholding is required with respect to Notes held by a Non-U.S. Holder or that the Non-U.S. Holder must provide information to establish that withholding is not required. If withholding is required, we will not be required to pay any additional amounts with respect to amounts so withheld.

If you are not a United States person, you are urged to consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Notes in light of your particular circumstances and the potential application of the proposed regulations discussed in the preceding paragraph.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in one or more of the Underlyings or any of the equity securities included in or held by the Underlyings. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 29-I dated August 31, 2012 and in the "Risk Factors" section of the accompanying underlying supplement no. 1-I dated November 14, 2011.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The Notes do not guarantee any return of principal. If the Notes have not been redeemed early and a Knock-In Event has occurred, you will lose 1% of your principal amount at maturity for every 1% that the Final Level of the Least Performing Underlying is less than its Initial Level. Accordingly, under these circumstances, you will lose more than 40% of your principal amount and could lose up to the entire principal amount of your Notes.

- **THE NOTES DO NOT GUARANTEE THE PAYMENT OF INTEREST AND MAY NOT PAY ANY INTEREST AT ALL —** The terms of the Notes differ from those of conventional debt securities in that, among other things, whether we pay interest is linked to the performance of each Underlying. We will make a Contingent Interest Payment with respect to an Observation Date only if the closing level of each Underlying on that Observation Date is greater than or equal to its Coupon Barrier Level. If the closing level of any Underlying on that Observation Date is less than its Coupon Barrier Level, no Contingent Interest Payment will be made with respect to that Observation Date, and the Contingent Interest Payment that would otherwise have been payable with respect to that Observation Date will not be accrued and subsequently paid. Accordingly, if the closing level of any Underlying on each Observation Date is less than its Coupon Barrier Level, you will not receive any interest payments over the term of the Notes.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The Notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the Notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the Notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the Notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

- **THE OPTIONAL EARLY REDEMPTION FEATURE MAY FORCE A POTENTIAL EARLY EXIT** — If the Notes are redeemed early, the amount of Contingent Interest Payments made on the Notes may be less than the amount of Contingent Interest Payments that would have been payable if the Notes were held to maturity, and, for each $1,000 principal amount Note, you will receive $1,000 *plus* any accrued and unpaid Contingent Interest Payment.

- **REINVESTMENT RISK** — If your Notes are redeemed early, the term of the Notes may be reduced to as short as three months and you will not receive any Contingent Interest Payments after the applicable Contingent Interest Payment Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the Notes are redeemed early prior to the maturity date.

- **THE APPRECIATION POTENTIAL OF THE NOTES IS LIMITED, AND YOU WILL NOT PARTICIPATE IN ANY APPRECIATION IN THE VALUE OF ANY UNDERLYING** — The appreciation potential of the Notes is limited to the sum of any Contingent Interest Payments that may be paid over the term of the Notes, regardless of any appreciation in the value of any Underlying, which may be significant. You will not participate in any appreciation in the value of any Underlying. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in any Underlying during the term of the Notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the Notes and the value of the Notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the Notes declines. Please refer to "Risk Factors — Risks Relating to the Notes Generally" in the accompanying product supplement no. 29-I for additional information about these risks.

  We are also currently one of the companies that make up the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the value of the S&P 500® Index and the Notes.

- **YOU ARE EXPOSED TO THE RISK OF DECLINE IN THE VALUE OF EACH UNDERLYING** — Your return on the Notes and your payment at maturity, if any, is not linked to a basket consisting of the Underlyings. If the Notes have not been redeemed early, your payment at maturity is contingent upon the performance of each individual Underlying such that you will be equally exposed to the risks related to *any* of the Underlyings. Poor performance by any of the Underlyings over the term of the Notes may negatively affect whether you will receive a Contingent Interest Payment on any Contingent Interest Payment Date and your payment at maturity and will not be offset or mitigated by positive performance by any other Underlying. Accordingly, your investment is subject to the risk of decline in the level of each Underlying.

- **THE BENEFIT PROVIDED BY THE KNOCK-IN LEVEL MAY TERMINATE ON THE VALUATION DATE** — If the Final Level of any Underlying is less than its Knock-In Level (*i.e.,* a Knock-In Event occurs) and the Notes have not been redeemed early, the benefit provided by the Knock-In Level will terminate and you will be fully exposed to any depreciation in the Least Performing Underlying. Because the Final Level of each Underlying will be determined based on the applicable closing level on a single day near the end of the term of the Notes, the closing level of each Underlying at the maturity date or at other times during the term of the Notes could be greater than or equal to its Knock-In Level. This difference could be particularly large if there is a significant decrease in the closing level of one or more Underlyings during the later portion of the term of the Notes or if there is significant volatility in the closing level of one or more Underlyings during the term of the Notes, especially on dates near the Valuation Date.

- **YOUR PAYMENT AT MATURITY MAY BE DETERMINED BY THE LEAST PERFORMING UNDERLYING** — If the Notes have not been redeemed early and a Knock-In Event has occurred, you will lose some or all of your principal amount at maturity if the Final Level of any Underlying is less than its Initial Level. This will be true even if the Final Level of the any other Underlying is greater than or equal to its Initial Level. The Underlyings' respective performance may not be correlated and, as a result, if the Notes have not been redeemed, you may receive the principal amount of your Notes at maturity only if there is a broad-based rise in the performance of U.S. and international equities across diverse markets during the term of the Notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While any payment on the Notes described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent's commission and the estimated cost of hedging our obligations under the Notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.

  The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

- **NO DIVIDENDS OR VOTING RIGHTS** — As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Fund or the securities included in the Underlyings would have.

- **VOLATILITY RISK** — Greater expected volatility with respect to an Underlying indicates a greater likelihood as of the Pricing Date that the closing level of that Underlying could be less than its Coupon Barrier Level on an Observation Date and/or that a Knock-In Event could occur. An Underlying's volatility, however, can change significantly over the term of the Notes. The closing level of an Underlying could fall sharply on any day during the term of the Notes, which could result in your not receiving any Contingent Interest Payment or a significant loss of principal, or both.

- **AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH SMALL CAPITALIZATION STOCKS** — The stocks that constitute the Russell 2000® Index are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

- **THERE ARE RISKS ASSOCIATED WITH THE FUND** — Although shares of the Fund are listed for trading on NYSE Arca and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Fund or that there will be liquidity in the trading market. The Fund is subject to management risk, which is the risk that the investment strategy of the Fund's investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the Fund and, consequently, the value of the Notes.

- **DIFFERENCES BETWEEN THE FUND AND THE UNDERLYING INDEX** — The Fund does not fully replicate the Underlying Index, the Fund may hold securities not included in the Underlying Index and the Fund's performance will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Fund and the Underlying Index. In addition, corporate actions with respect to the equity securities held by the Fund (such as mergers and spin-offs) may impact the variance between the Fund and the Underlying Index. Finally, because the shares of the Fund are traded on NYSE Arca, and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund. For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of the Underlying Index.

- **NON-U.S. SECURITIES RISK** — The equity securities underlying the Fund have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, government intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

- **LACK OF LIQUIDITY** — The Notes will not be listed on any securities exchange. JPMS intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which JPMS is willing to buy the Notes.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK** — Because the prices of the equity securities held by the Fund are converted into U.S. dollars for the purposes of calculating the net asset value of the Fund, holders of the Notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by the Fund trade. Your net exposure will depend on the extent to which those currencies strengthen or weaken against the U.S. dollar and the relative weight of equity securities denominated in those currencies in the Fund. If, taking into account the relevant weighting, the U.S. dollar strengthens against those currencies, the net asset value of the Fund will be adversely affected and the payment at maturity, if any, may be reduced. Of particular importance to potential currency exchange risk are:
    - existing and expected rates of inflation;
    - existing and expected interest rate levels;
    - the balance of payments;
    - political, civil or military unrest in the issuing countries of those currencies and the United States; and
    - the extent of government surpluses or deficits in issuing countries of those currencies and the United States.
  All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of issuing countries of those currencies and the United States and other countries important to international trade and finance.

- **HEDGING AND TRADING IN THE UNDERLYINGS** — While the Notes are outstanding, we or any of our affiliates may carry out hedging activities related to the Notes, including the Fund and the equity securities included in the Underlyings. We or our affiliates may also trade in the Fund and the equity securities included in the Underlyings from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the Notes could adversely affect the likelihood of an early redemption, whether a Contingent Interest Payment will be payable or our payment to you at maturity. It is possible that these hedging or trading activities could result in substantial returns for us or our affiliates while the value of the Notes declines.

- **THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED** — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the Notes may be materially and adversely affected.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the levels or prices, as applicable, of each Underlying on any day, the value of the Notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including:
    - the actual and expected volatility in the levels or prices, as applicable, of the Underlyings;
    - the time to maturity of the Notes;
    - the Contingent Interest Rate on the Notes;

- whether the closing level of any Underlying has been, or is expected to be, less than its Coupon Barrier Level on any Observation Date and whether a Knock-In Event is expected to occur;
- the optional early redemption feature and whether we are expected to redeem the Notes early, which is likely to limit the value of the Notes;
- the dividend rates on the equity securities included in or held by the Underlyings;
- the actual and expected positive or negative correlation between the Underlyings, or the actual or expected absence of any such correlation;
- interest and yield rates in the market generally;
- a variety of economic, financial, political, regulatory and judicial events;
- the exchange rate and volatility of the exchange rate between the U.S. dollar and the currencies of the equity securities held by the Fund;
- the occurrence of certain events to the Fund that may or may not require an adjustment to the Share Adjustment Factor; and
- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Are the Payments on the Notes, Assuming a Range of Performances for the Least Performing Underlying?

If the Notes have not been previously redeemed early and the closing level of each Underlying on any Observation Date is greater than or equal to its Coupon Barrier Level, you will receive on the applicable Contingent Interest Payment Date for each $1,000 principal amount Note a Contingent Interest Payment equal to $20.00 (equivalent to an interest rate of 8.00% per annum, payable at a rate of 2.00% per quarter). If the closing level of any Underlying on any Observation Date is less than its Coupon Barrier Level, no Contingent Interest Payment will be made with respect to that Observation Date. We refer to the Contingent Interest Payment Date immediately following any Observation Date on which the closing level of any Underlying is less than its Coupon Barrier Level as a "No-Coupon Date." The following table reflects the Contingent Interest Rate of 8.00% per annum and illustrates the hypothetical total Contingent Interest Payments over the term of the Notes depending on how many No-Coupon Dates occur.

Number of No-Coupon Dates	Total Contingent Coupon Payments
0 No-Coupon Dates	$240.00
1 No-Coupon Date	$220.00
2 No-Coupon Dates	$200.00
3 No-Coupon Dates	$180.00
4 No-Coupon Dates	$160.00
5 No-Coupon Dates	$140.00
6 No-Coupon Dates	$120.00
7 No-Coupon Dates	$100.00
8 No-Coupon Dates	$80.00
9 No-Coupon Dates	$60.00
10 No-Coupon Dates	$40.00
11 No-Coupon Dates	$20.00
12 No-Coupon Dates	$0.00

The following table illustrates the payment at maturity on the Notes, assuming a range of performances for the Least Performing Underlying on a given Observation Date. **Each hypothetical payment set forth below assumes that the Notes are not redeemed early and that the Least Performing Underlying is the Russell 2000® Index. We make no representation or warranty as to which of the Underlyings will be the Least Performing Underlying for purposes of calculating your actual payment at maturity, if any, or as to what the closing level of any Underlying will be on any Observation Date.** In addition, the following table and examples assume an Initial Level for the Least Performing Underlying of 910, a Coupon Barrier Level and a Knock-In Level for the Least Performing Underlying of 546 (equal to 60% of the hypothetical Initial Level) and reflect the Contingent Interest Rate of 8.00% per annum (payable at a rate of 2.00% per quarter). Each hypothetical payment set forth below is for illustrative purposes only and may not be the actual payment applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Level	Least Performing Underlying Return	Payment at Maturity	
		If a Knock-In Event Has Not Occurred (1)	If a Knock-In Event Has Occurred (1)
1,638.000	80.00%	$1,020.00	N/A
1,547.000	70.00%	$1,020.00	N/A
1,456.000	60.00%	$1,020.00	N/A
1,365.000	50.00%	$1,020.00	N/A
1,274.000	40.00%	$1,020.00	N/A
1,183.000	30.00%	$1,020.00	N/A
1,137.500	25.00%	$1,020.00	N/A
1,092.000	20.00%	$1,020.00	N/A
1,046.500	15.00%	$1,020.00	N/A
1,001.000	10.00%	$1,020.00	N/A
955.500	5.00%	$1,020.00	N/A
910.000	0.00%	$1,020.00	N/A
864.500	-5.00%	$1,020.00	N/A
819.000	-10.00%	$1,020.00	N/A
773.500	-15.00%	$1,020.00	N/A
728.000	-20.00%	$1,020.00	N/A
637.000	-30.00%	$1,020.00	N/A
546.000	-40.00%	$1,020.00	N/A
545.909	-40.01%	N/A	$599.90
455.000	-50.00%	N/A	$500.00
364.000	-60.00%	N/A	$400.00
273.000	-70.00%	N/A	$300.00
182.000	-80.00%	N/A	$200.00
91.000	-90.00%	N/A	$100.00
0.000	-100.00%	N/A	$0.00

(1) A Knock-In Event occurs if the Final Level (*i.e.*, the closing level on the Valuation Date) of any Underlying is less than its Knock-In Level.

Hypothetical Examples of Amounts Payable on the Notes

The following examples illustrate how the payments set forth in the tables on the prior page are calculated.

Example 1: The Notes are not redeemed early, Contingent Interest Payments are paid in connection with each of the Observation Dates preceding the Valuation Date and the closing level of the Least Performing Underlying increases from the Initial Level of 910 to a Final Level of 1,092. The investor receives a payment of $20 in connection with each of the Observation Dates preceding the Valuation Date. Because the Notes are not redeemed early and the Final Level of each Underlying is greater than its Coupon Barrier Level and Initial Level, the investor receives at maturity a payment of $1,020 per $1,000 principal amount Note. This payment consists of a Contingent Interest Payment of $20 per $1,000 principal amount Note and repayment of principal equal to $1,000 per $1,000 principal amount Note. The total amount paid on the Notes over the term of the Notes is $1,240 per $1,000 principal amount Note. *This represents the maximum total payment an investor may receive over the term of the Notes.*

Example 2: The Notes are not redeemed early, Contingent Interest Payments are paid in connection with each of the Observation Dates preceding the Valuation Date and the closing level of the Least Performing Underlying decreases from the Initial Level of 910 to a Final Level of 546 — A Knock-In Event has not occurred. The investor receives a payment of $20 in connection with each of the Observation Dates preceding the Valuation Date. Because the Notes are not redeemed early, a Knock-In Event has not occurred and the Final Level of the Least Performing Underlying is equal to its Coupon Barrier Level, even though the Final Level of the Least Performing Underlying is less than its Initial Level, the investor receives at maturity a payment of $1,020 per $1,000 principal amount Note. This payment consists of a Contingent Interest Payment of $20 per $1,000 principal amount Note and repayment of principal equal to $1,000 per $1,000 principal amount Note. The total amount paid on the Notes over the term of the Notes is $1,240 per $1,000 principal amount Note. *This represents the maximum total payment an investor may receive over the term of the Notes.*

Example 3: The Notes are not redeemed early, Contingent Interest Payments are paid in connection with four of the Observation Dates preceding the Valuation Date and the closing level of the Least Performing Underlying decreases from the Initial Level of 910 to a Final Level of 728 — A Knock-In Event has not occurred. The investor receives a payment of $20 in connection with four of the Observation Dates preceding the Valuation Date. Because the Notes are not redeemed early, a Knock-In Event has not occurred and the Final Level of the Least Performing Index is greater than its Coupon Barrier Level, even though the Final Level of the Least Performing Index is less than its Initial Level, the investor receives at maturity a payment of $1,020 per $1,000 principal amount Note. This payment consists of a Contingent Interest Payment of $20 per $1,000 principal amount Note and repayment of principal equal to $1,000 per $1,000 principal amount Note. The total amount paid on the Notes over the term of the Notes is $1,100 per $1,000 principal amount Note.

Example 4: The Notes are not redeemed early, Contingent Interest Payments are paid in connection with each of the Observation Dates preceding the Valuation Date and the closing level of the Least Performing Underlying decreases from the Initial Level of 910 to a Final Level of 364 — A Knock-In Event has occurred. The investor receives a payment of $20 in connection with each of the Observation Dates preceding the Valuation Date. Because the Notes are not redeemed early, a Knock-In Event has occurred and the Final Level of the Least Performing Underlying is less than its Coupon Barrier Level, the investor receives at maturity a payment of $400 per $1,000 principal amount Note, calculated as follows:

$$\$1,000 + (\$1,000 \times -60\%) = \$400$$

The total amount paid on the Notes over the term of the Notes is $620 per $1,000 principal amount Note.

Example 5: The Notes are not redeemed early, no Contingent Interest Payments are paid in connection with the Observation Dates preceding the Valuation Date and the closing level of the Least Performing Underlying decreases from the Initial Level of 910 to a Final Level of 273 — A Knock-In Event has occurred. Because the Notes are not redeemed early, no Contingent Interest Payments are paid in connection with the Observation Dates preceding the Valuation Date, a Knock-In Event has occurred and the Final Level of the Least Performing Underlying is less than its Coupon Barrier Level, the investor receives no payments over the term of the Notes, other than a payment at maturity of $300 per $1,000 principal amount Note, calculated as follows:

$$\$1,000 + (\$1,000 \times -70\%) = \$300$$

The hypothetical payments on the Notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

Historical Information

The following graphs show the historical weekly performance of the S&P 500® Index, the Russell 2000® Index and the iShares® MSCI EAFE Index Fund from January 4, 2008 through April 19, 2013. The closing level of the S&P 500® Index on April 19, 2013 was 1,555.25. The closing level of the Russell 2000® Index on April 19, 2013 was 912.50. The closing level of the iShares® MSCI EAFE Index Fund on April 19, 2013 was $59.10.

We obtained the various closing levels of the Underlyings below from Bloomberg Financial Markets, without independent verification. The historical levels or prices of each Underlying should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Underlying on any Observation Date, including the Valuation Date. We cannot give you assurance that the performance of the Underlyings will result in the return of any of your initial investment or the payment of any interest. We make no representation as to the amount of dividends, if any, that the Fund or the equity securities held by the Fund will pay in the future. In any event, as an investor in the Notes, you will not be entitled to receive dividends, if any, that may be payable on the Fund or the equity securities held by the Fund.







Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the Notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), *provided* that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and its authentication of the Notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.